

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 11, 2017

Alexander W. Pease
Executive Vice President, Chief Financial Officer
Snyder's-Lance, Inc.
13515 Ballantyne Corporate Place
Charlotte, NC 28277

> **Re:** **Snyder's-Lance, Inc**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 000-00398**

Dear Mr. Pease:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

Note 19 – Segment Reporting, page 82

1. We note that information included in the February 21, 2017 investor presentation on your website and the transcript of your April 17, 2017 conference call appears to indicate that your branded products include a variety of snack categories, with particular brands associated with each category, and that there are material qualitative and quantitative differences between the different categories and brands. Given these differences, explain to us, in reasonable detail, how you considered factors such as market share and profitability of your branded products in evaluating the requirement under FASB ASC paragraph 280-10-50-40 to provide revenue for each product or group of similar products. In this regard, explain why you believe a more detailed presentation of products currently included in the product category "Branded" is not required, if this is your view.

2. We note various remarks in the transcript of your April 17, 2017 conference call concerning recent and unforeseen adverse trends in revenues and earnings performance,

including "…the underlying weakness in the overall cost structure of the business had been masked by the flowing through of acquisition-related synergies through the course of 2016," and "the management team were taken somewhat by surprise at the deleveraging effect that our decline in volume had on both the cost of goods sold line as well as the logistics line." You describe various efforts to address the adverse trends, indicating there will be an "aggressive and comprehensive performance improvement plan," having focus on equity spending among your eight core brands, "net price realization through improved trade spend productivity," along with "mix and margin management."

Describe and quantify for us the synergies that had masked the weakness in your cost structure and core brand performance, and the specific brand performance measures of which you were previously unaware. Identify the specific aspects of your internal controls over financial reporting that allowed this to occur, tell us how and when you became aware of the performance concerns, specifically identify any events or findings during the period between your February 13, 2017 and April 17, 2017 conference calls, and tell us whether there are any control procedures that you will implement as a remedy.

Given the matters you have identified and the related initiatives you have described, tell us whether and how the information utilized by your chief operating decision maker (CODM) to make decisions about resources to be allocated to the brands and to assess their performance has changed or is expected to change. Additionally, describe any revisions that will be made to your segment disclosures in subsequent reports to reflect any changes in the information utilized by your CODM or the process through which resources are allocated and performance is assessed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources